Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Seacoast Banking Corporation of Florida:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 33-22846, 33-25627, 333-161014, 333-49972, and 333-152931) and Form S-3 (Nos. 333-177872 and 333-156803) of Seacoast Banking Corporation of Florida and subsidiaries (the Company) of our reports dated March 14, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

March 14, 2012

Miami, Florida

Certified Public Accounts